Exhibit 99.8

Shire to Acquire NPS Pharma Conference call Transcript

Date: January 11, 2015

Time: 6:00 p.m. GMT/1:00 .pm. EST/10:00 a.m. PST

Speakers:

Flemming Ornskov, MD, MPH

CEO, Shire plc

Francois Nader, MD, MBA

CEO, NPS Pharmaceuticals, Inc.

Company Participants

•                  Flemming Ornskov, Shire

•                  Francois Nader, NPS Pharma

•                  Jeff Poulton, Shire

•                  Philip Vickers, Shire

•                  Roger Adsett, Shire

•                  Mark Enyedy, Shire

QA Participants

•                  Peter Verdult, Citi

•                  David Steinberg, Jefferies

•                  Nicolas Guyon-Gellin, Morgan Stanley

•                  Mark Clark, Deutsche Banks

•                  Ken Cacciatore, Cowen

•                  Jason Gerberry, Leerink Partners

•                  James Gordon, JP Morgan

•                  Keyur Parekh, Goldman Sachs

Presentation

Flemming Ornskov

Thank you very much. Good morning / Good afternoon everyone.

We are delighted to have this opportunity to speak to you today to announce Shire’s acquisition of NPS Pharma.

At the outset I would like to remind everyone that we will make forward-looking statements on the call today, either in our prepared remarks or in the associated question and answer session. These statements are based on current expectations or beliefs and are subject to certain risks and uncertainties that may cause actual results to differ materially. Certain of such risks and uncertainties are described in, and we suggest listeners review, today’s press release and Shire’s and NPS Pharmaceutical’s respective quarterly and annual filings with the SEC.  We also urge you to read both the tender offer statement that will be filed by Shire with the SEC and the Solicitation/Recommendation Statement that will be filed by NPS Pharmaceuticals with the SEC when they become available because they will contain important information, including the terms and conditions of the tender offer.

•                                          So please turn to slide 3.  Today we are recognized as a leader in the treatment of rare diseases, and we are focused on expanding our leadership.

The acquisition of NPS Pharma represents yet another significant step in this direction.

NPS Pharma provides Shire two key products that will allow us to further expand our rare disease portfolio.

NPS Pharma’s innovative GI and endocrine medicines will benefit from our GI and rare disease expertise and infrastructure. We will deliver NPS Pharma’s products to even more patients globally and accelerate their growth.

From a financial point of view, the transaction will enhance Shire’s short and long term growth profile. Later in the presentation we will provide you the key financial details of the acquisition.

•                                          Please let’s now turn to slide 4.  NPS Pharma is a company focused on developing and commercializing innovative first-in or best-in-class therapies for rare diseases.

NPS Pharma’s acquisition of Allelix Pharmaceuticals in 1999 included the assets key to the company’s current success — that is investigational medicines for the treatment of short bowel syndrome and hypoparathyroidism. These assets led to the development of GATTEX® and NATPARA®, or REVESTIVE® and NATPAR® per their brand names in the US and rest of world respectively. We will talk more about these medicines later today.

•                                          Please now turn to slide 5.  As you know, it is an exciting time to be part of Shire:

We have a diversified and durable in-line portfolio that has delivered 6 straight quarters of double-digit product sales growth through the third quarter of 2014; and we expect these products and their pipeline extensions to deliver product sales of $7 billion by 2020.

We also have a balanced pipeline across various stages of development with multiple upcoming milestones (e.g., BED, Lifitegrast, ROP,) that we expect will support long-term growth and deliver $3 billion by 2020.

Finally NPS Pharma’s contribution will provide Shire with an additional upside potential beyond our 2020 goals. This is true also for the already closed Lumena and Fibrotech acquisitions.

These are examples of how our GI and rare disease expertise and significant cash generation create opportunities for us to become the industry’s go-to-partner and continue to exceed our financial expectations.

The NPS Pharma acquisition is well aligned with our strategy, we will reinforce our GI core business, grow NPS Pharma’s portfolio through commercial excellence and our GI and rare disease expertise.

•                                          Please now turn to slide 6.  As you have heard from us before, we see a huge opportunity in the rare disease space, and we are thoughtfully focusing our organization in this manner, from our BD efforts to our pipeline, in order to realize this opportunity.

I like to think of it as a triangle with our Rare Diseases business unit at the center, supported by the strength of our specialty business units. Through this combination we get the best of two worlds — the future long-term growth and opportunities of Rare Diseases by adding two innovative products, GATTEX and NATPARA, — and the benefits from the commercial excellence of our GI and internal medicine business unit.

•                                          Now, please turn to slide 7.  For those who are not familiar with the disease, SBS is a rare GI condition resulting from a significant resection of the small intestine, which prevents the body from absorbing enough nutrients, fluids and electrolytes to sustain life, leading to serious life-threatening complications.

GATTEX is the first and only analog of so called GLP-2, glucagon-like peptide-2, that, by stimulating intestinal lining growth, is proven to increase absorption by the remaining bowel and decrease or eliminate the need for parenteral support. It will significantly improve the lives of patients that are currently on parenteral support.

We will bring GATTEX to even more patients in the U.S. and we will significantly and effectively leverage our footprint and expertise to introduce GATTEX, under the brand name REVESTIVE, around the globe.

•                                          Please turn to slide 8.  NATPARA is a product in registration in the U.S. and EU, and it represents a significant improvement vs. current treatment options for hypoparathyroidism (HPT).

HPT is a condition where the parathyroid glands fail to produce sufficient levels of parathyroid hormone, resulting in low calcium levels that can lead to severe health problems.

Today the only treatment available is high-dose oral calcium and Vitamin D, which comes with very high pill burden (up to 20 pills per day), it also comes with high urinary calcium excretion and related risk of kidney failure in the long term.

NATPARA is the first recombinant 84-amino acid PTH that has shown clinically meaningful efficacy in maintaining serum calcium in target levels and decreasing significantly the need for calcium and vitamin D supplements.

•                                          Now, please turn to slide 9.  These are two exciting, promising products that we are confident we can bring value to.

We bring first and foremost our rare disease and GI expertise: these are some of the areas where we are among the very best-in-class, thanks to our #2 rated GI sales force in the U.S. and our market leading position in rare diseases.

We also bring the scale and quality of our commercial infrastructure: our international footprint has the people and the skills to bring these products to more patients outside of the US. Finally, we will reach more patients more effectively through our best in class patient services capabilities.

•                                          Now kindly turn to slide 10.  The integration will create value through 5 key value drivers, all of which are closely related to the capabilities Shire brings to the acquisition:

•             Extend rare disease model to GI franchise, by pairing innovative products with best-in-class patient services and support

•             Accelerate the growth of GATTEX in the U.S. by leveraging Shire’s #2 ranked GI sales force and rare disease commercial expertise

•             Efficiently launch REVESTIVE outside the U.S. through Shire’s extensive international commercial infrastructure

•             Maximize value of NATPARA if approved through Shire’s proven development and launch capabilities

•             Realize cost synergies by integrating NPS Pharma into Shire’s organization, leveraging previous experience with similar acquisitions

Our experience with Virophama integrating Cinryze into our portfolio and subsequently accelerating its growth while quickly capturing cost synergies makes us confident that we can achieve these objectives.  We believe our team is ready to efficiently and successfully integrate the NPS portfolio, and we look forward to planning the integration.

We believe the two companies have highly complementary business models that will make it easy for employees to work together. While redundancies will exist, the transaction is clearly focused on growth, and we believe both parties bring key talent but also capabilities.

•                                          Please now turn to slide 11.  Here we have a summary of the transaction details:

We will acquire all the outstanding shares of NPS Pharma at $46.00 per share in cash, that represents a 51% premium to NPS Pharma’s unaffected share price of $30.47 on December 16, 2014; or approximately a total consideration of $5.2 billion

We expect the acquisition to enhance revenue growth from 2015 onward and accretive to earnings from 2016 onward

We will fund the acquisition using cash on hand, our existing $2.1 billion committed bank facility, and a newly arranged $850 million short term bank facility. This transaction is not subject to any financing contingency

Closing is expected in Q1 of 2015.

We expect synergies of approximately 25-35% of the Street’s consensus forecast of NPS Pharma’s standalone future operating cost base from 2017 onward, which will be realized beginning in 2016 and growing substantially thereafter.

Now I’d like to turn the call over to Francois, before I do, I’d like to acknowledge the great business he and the team at NPS have built.  There’s no one better positioned to tell you about the important medicines that NPS makes that helps transform the lives of patients and all of us at Shire share that same passion for helping patients.

Francois, thanks for joining us today. I’ll turn it over to you for a few remarks.

Francois Nader

•                  Thank you, Flemming.

As you said, Shire shares NPS Pharma’s passion for developing solutions for rare diseases and I am confident that our combination will accelerate NPS Pharma’s vision of creating a world where every person living with a rare disease has a therapy.

Since we turned around NPS early 2008, we have been pursuing two objectives: first bring Gattex/Revestive and Natpara to patients and second build value for our shareholders. I am happy to report that we have accomplished these two objectives:

•             We have created significant value for patients with rare diseases by: Delivering Gattex/Revestive to patients with Short Bowel Syndrome; and Advancing Natpara in Hypoparathyroidism, which has an FDA PDUFA of January 24 and in addition we have Initiated the clinical development of NPSP795 for patients with Autosomal Dominant Hypocalcemia.

•             Second, we have created significant value for our shareholders. Since March 2008, our stock price has increased from less than four dollars per share to our announced deal price of $46 dollars per share and our market cap has increased from less than $180 million to over $5 billion.

I am confident that by bringing our two companies together, we will be creating significant value for patients.  By leveraging our joint resources, that Flemming eluded to we will ensure that GATTEX/REVESTIVE and NATPARA, if approved, continue to transform the lives of patients with Short Bowel Syndrome and Hypoparathyroidism worldwide, and that NPSP795 continues to advance for patients with Autosomal Dominant Hypocalcemia.

I would like to take this opportunity to thank our board of director, our executive team and all NPS Pharma employees for their outstanding contributions and steadfast commitment to our company and, more importantly, to the patients we serve.

Flemming Ornskov

•                  Thank you, Francois, as summary let’s turn to slide 13.  The acquisition of NPS Pharma represents a further step in building a leading Biotech. Our infrastructure will accelerate the growth of NPS Pharma’s products and reach even more patients globally. With that we now, start our Q&A session and with me today to help answer your questions are:

•             Jeff Poulton, Interim Chief Financial Officer

•             Mark Enyedy, Head of Corporate Development and Interim General Counsel

•             Roger Adsett, Senior Vice President, GI Business Unit Leader

•             Phil Vickers, who’s our Head of R&D

Operator: Thank you.  Ladies and gentlemen, if you wish to ask a question, please press 01 on your telephone keypad.  If you wish to withdraw your question, you may do so by pressing 02 to cancel.  There will be a brief pause whilst questions are being registered.

And your first question comes from the line of Peter Verdult from Citi.  Please go ahead.  Your line is now open.

Peter Verdult: Yeah, good evening.  Flemming, Francois, thanks for the call.  Just a few, I’ll be very quick.  Just ahead of the PDUFA date, are there any contingencies that we need to be aware of if the regulatory environment doesn’t play out as you expect?  That’s the — question number one.  Number two, for you, Flemming.  Look, you’re not going to show your full hand, but can you give us some sense when you think to — about Gattex, Natpara, the peak sales range that you’re thinking about those assets.  Thirdly, just a brief insight please on the royalties, and 795 for those who aren’t covering NPS on a daily basis; will that royalty line give us some shape in terms of profile, in terms of duration or durability and growth rate?  And then on 795, where we are in the pipeline upcoming [inaudible]?  And then very quickly to round off, just on the funding of the deal, you got your — you’ve still got your cash and you’ve got your credit facility.  What is the cost of debt on your credit facility?  Thanks.

Flemming Ornskov: Sorry, I didn’t catch that.  What was the last part?

Peter Verdult: What is the cost of debt — the cost of debt on the credit facility?  Okay.

Flemming Ornskov: Okay.  So, thanks very much.  Comprehensive, so maybe I can take the easy questions and I’ll pass on the more difficult ones to my colleagues.  So, yes, of course, we know that there is an upcoming PDUFA date for Natpara.  The deal does not have anything which is a material event, so if that should lead to a non-approval or other actions, then we still have to go ahead with the deal.

We of course looked very carefully at Natpara and I think there’s three comments I want to make.  One, maybe as a physician, you first look at the clinical efficacy and I think they’re absolutely clear.  Number two is we of course have done the diligence and Francois and his team has been incredibly transparent, we have looked at all the relevant regulatory documentation.  There’s no guarantees in life, but we feel as confident as we can.  And number three is I think any deal that always happens in a transition time when a company is preparing for a launch, I think it’s better that we get in early on to work closely with the NPS team to prepare.  Once the deal has been consummated, which we hope will be by the end of this quarter, then when we can prepare and execute on the launch.  I think that’s key for patients as well.

In terms of the Gattex and Natpara peak potentials, I’m sure if you’re following you know what the guidance is from the company.  Its early days; we have done our modelling when we did the deal.  We’re very confident these are great products, but right now I’m not able to go out and put a forecast there.  And I hope it will not happen, but in any transition from one company to another sometimes things, you know, slow a little bit down, and I think we saw that also with ViroPharma but eventually, we picked up.  So let’s just get into the situation and then we’ll comment what we see the potential is.

And 795 and the funding, do you want to comment on that Jeff?

Jeff Poulton: Yeah, I’ll take the royalty question first.  The royalty will come to an end at the end of 2018 at primarily [inaudible].  I think there was also a question on the cost of financing.  Both the revolving credit facility as well as the additional short-term bank facility have interest rate about 1.5%.

Peter Verdult: Thanks a lot.

Flemming Ornskov: Francois, I imagine you would support the statement that — without giving any further details that you are also confident that the Natpara situation is moving along with the FDA as expected?

Francois Nader: That’s correct.  Actually, as everyone knows, we have a PDUFA date of 24th January and I’m confident that Natpara will be approved.  No one can 100% guarantee what the FDA will do, but we have had had numerous interactions with the FDA and I would say so far, so good.

And for 795 which was a question that was asked, we are currently running a proof of concepts study and we hope to release some top line results towards the end of the first quarter, early second quarter.

Flemming Ornskov: Okay.

Peter Verdult: Thank you.

Flemming Ornskov: Does that answer your questions?

Peter Verdult: Yeah, thank you very much.  Thank you.

Flemming Ornskov: Okay?  Thanks very much.  Okay.

Operator: And the next question comes from the line of David Steinberg in Jefferies.  Please go ahead.  Your line is now open.

David Steinberg: Thanks very much.  I have a couple of questions.  First, I know Flemming in the past you noted that when you look at acquisitions of rare disease companies, one of your prime considerations besides the asset is the tax rate implications for Shire.  I was just curious: is NPS one of these companies where over time you believe that this will likely lower your tax rate?

Secondly, you mentioned you’ll be able to exploit your global infrastructure.  What sort of revenues, in excess of what NPS could do alone, do you think that Shire could generate over time?  And finally, I know you referenced ViroPharma as a model and one of the things you showed recently was the revenue synergies.  What sort of revenue — besides the cost synergies, any thoughts on revenue synergies going forward with NPS?  Thanks.

Flemming Ornskov: Thanks very much, David.  So I know there are three questions and I’ll try and answer them, and if any of my colleagues want to chime in, please do so.

So, you know, in terms of rare disease assets and tax rates, we don’t expect that this deal will materially change our guidance we’ve given on tax.  As you know, we are a company that are always in the best interests of the patients we serve, and in terms of having enough to put into R&D.  We always look to be an efficient and also tax-wise company, and we will certainly look at if there are any optimisation situations.  A quick, initial look looks like this will not dramatically change our tax rate.

In terms of what we specifically will do globally in terms of what we can exceed the standalone opportunity for NPS in terms of international sales, that’s a bit early.  I think what is the advantage here is that NPS would have to significantly expand its global infrastructure.  We already have that, so we have significant cost opportunities in the sense of versus what it would have cost NPS, and so I look at it as very good.

And what was the last one?  That was whether the revenue synergies — whether we can see that there was any great revenue synergy.  Well, the situation with ViroPharma was pretty unique because we had a prevention and a treatment within the same category.  I think here it’s more, in my opinion, initially a player making sure that the transition from NPS to us is smooth, both on Gattex to continue I think a very successful launch and also to make sure that we roll out in more countries.  If I’m correctly informed, Gattex are Revestive as now in Germany and in Sweden, and is expanding into other countries, and of course we will try to work with NPS and accelerate that.

And as to Natpara, I think we’ll build off the relevant network and also support on the pricing side, which of course also will be a challenge.  I don’t know; Jeff, do you want to comment on anything else that you —?

Jeff Poulton: Yeah, I mean I think that you summarised nicely the situation from a revenue standpoint.  It is a slightly different situation in ViroPharma, so I’d say — ask for a little bit of patience on that.  We’ll share more when we’re able to.

David Steinberg: Okay, thanks then.

Flemming Ornskov: Francois, you want to say something about the rollout on the —?

Francois Nader: I think you covered it.

Flemming Ornskov: Okay, fine.

Francois Nader: Thank you.

Flemming Ornskov: Okay.  David, did I answer your questions?

David Steinberg: You did, thank you.

Flemming Ornskov: Okay.  Thank you.

Operator: The next question comes from the line of Nicolas Galinguire[?] from Morgan Stanley.  Please go ahead.  Your line is now open.

Nicolas Galinguire: Yeah, hi and good evening.  Three questions from me please.  The first one is a financial one.  Could you be a bit more specific about the earnings accretion that you are expecting from ‘16 onwards?  And shall are we expect the deal to be dilutive to ‘15 earnings?

The second one is with regards to the timing of the deal.  Acquiring a company just a few days before a very binary event could be perceived as a risky situation.  How do you reconcile that?  And why didn’t you decide to hedge your position with, for example, [inaudible]?

And the last question is a product question.  Could you remind of us of the IP of both drugs in US and ex-US territories, as well as your plans for Natpara in ex-US geographies?  Thank you very much.

Flemming Ornskov: So, I noted three questions and maybe I will give — after I’ve answered the first two things —to Jeff to talk about the earnings [inaudible].  Yeah, I truly understand.  That’s a relevant and good question.  You know, you do a deal relatively before that another company is having its PDUFA date.  That went into our considerations.  I can now repeat that we looked at all the data.  It’s [inaudible] situation including the regulatory correspondence.  Francois and his clinical regulatory team was incredible in terms of their transparency.  Number two is we feel that the clinical data, in our assessment of this situation, we’re very confident in this situation.  And number three is that deals are negotiated situations.  This was a situation where, in order for us to get this over the finish line, that’s the risk we had to take on.

I think if you look at history, companies that have taken what I would say calculated risks based on serious analysis of the situation, whether its [inaudible] are often very good deals.  So, I think that sometimes baked cakes are not the best.  This is an almost-baked cake and it gives us an opportunity to get in early.  So, I feel very confident about that.

Do you want to say something about earnings in passing?

Jeff Poulton: Yeah, I will.  One — Nicolas, we’re not going to give 2015 guidance today.  We’ll do that on our year-end earnings call in February.  I’ll tell you that the dilutive impact in ‘15 is pretty mild.  Again, we’ll follow-up with more specifics on the year-end call.  And then it does turn accretive in ‘16 and beyond, but we’re not going to share that level of detail today.

Flemming Ornskov: And then finally you asked about peak sales potential.  We’re not going to give that on Natpara in either US or Natpara internationally.  I think the company, NPS, has given its comments before in terms of how they feel, but let’s see the label and let’s see how it progresses with IMA.  Then we’ll be more confident.

Nicolas Galinguire: Sorry, if I may, I was talking about the IP, the patent of the drugs and not the peak sales.  Sorry.

Flemming Ornskov: Ah, the IP — okay, sorry, I misunderstood that.  Okay, with the patent, Francois is in a much better position to answer that than I am.  Sorry.

Francois Nader: So, for the IP, the IP in the US goes until April of 2020, and the paediatric would add another six months.  So, this will take us in terms of exclusivity to 2020 — this is Gattex.  Now, when we look at ex-US we have an orphan disease exclusivity that will take us until August of 2022, and the paediatric extension will be give us until 2024.  Natpara is slightly different because Natpara was filed as a DLA, and the — assuming an approval this month this will give us another 12 years of exclusivity, so it will take us until January 2024.  And again, if we add the paediatric indication, this will extend it by another six months.  And it depends when Natpara will be approved in Europe, but then again in Europe you add ten years of exclusivity for the primary indication and then you add two years for the paediatric indication.  The idea is — some of you might recall we have filed the Natpara MAA in November, so you do the math.

Flemming Ornskov: So, Phil, one question we’ve had — Phil Vickers, our head of R&D — we had the question several times Phil, so maybe they’ll want to hear it from you as well that you’ve done all the diligence work and all the regulatory filings and everything like that with your team.

Phil Vickers: Yeah, thanks, Flemming.  The — yeah, the clinical and regulatory teams have reviewed all of the regulatory documentation.  We feel very confident in the benefit that Natpara will provide to patients.  We feel very confident based on the in-depth analysis of all of the regulatory correspondence that there will be an approval, and we’ve really enjoyed working with the NPS Pharma R&D team, who have been incredibly transparent about everything.  So of course, as Francois said, there’s no guarantees on anything, but we are very positive indeed.  I think that there are a tremendous number of benefits from us engaging early and preparing for what we anticipate being an approval and a very successful launch shortly thereafter.  So yeah, we’re very confident.

Flemming Ornskov: Okay, does that answer the questions okay?

Nicolas Galinguire: Yeah, perfectly yeah.  Thank you.

Flemming Ornskov: Okay, thanks very much, Nicolas.  Thanks.

Operator: The next question comes from Mark Clark at Deutsche Bank.  Please go ahead.

Mark Clark: Yes, hi gentlemen, just a few quick questions.  Firstly, if I take what appears to be — from Reuters anyway — the opex street consensus of just roughly about 400 million in 2017, take the street consensus sales and use the 1.5% blended financing cost, then it simply drops down to — just into a double-digit accretion situation in 2017.  Whilst you can’t — you’ve said you won’t comment on accretion, does my maths sound stupid, to put it bluntly?

The second question: for those of us who are not —

Flemming Ornskov: Mark, you don’t expect that we would ever say that even if we thought that.  We don’t think that, but we would never say that.  You know that, of course.

Mark Clark: Okay.  Well, are there — is there any — or let me put it another way: is there anything in my logic that’s incorrect?

Second question is — relates to the pipeline products for a form of hypocalcemia.  It is described as ultra-rare.  It’s — you know, as is often the case with these ultra-rare disorders, it’s something that most of us have never heard of.  Could you give us some indication of, you know, the sort of patient numbers and any kind of timelines on development?  You know, I see it’s only in Phase 2A but — you know, so presumably it is several years from commercialisation, but if you could just flesh that out a little bit?

And the third thing is, you know, not having been an NPS analyst in the past, could Francois share what his previously-uttered peak sales were for Gattex and Natpara, because I’m not privy to those?  It would help me.  Thank you.

Flemming Ornskov: So, I think — thanks very much, Mark.  I think, you know, almost irrespective of what the previous forecasts have been, it’s now, hopefully, going to be a new hand.  So I think it would be — give us, please, some time to work with NPS and ourselves, that we just make sure that we get our kind of our head around what we feel comfortable promising there.  I think on the — do you want to say anything on the numbers about whether this is totally crazy or …

Jeff Poulton: No, I mean, Mark, I think your logic’s fine.  I think this is probably one of the reasons why we didn’t feel like we needed to give guidance, smart guys like you could figure it out.  So I think your logic is okay.

Flemming Ornskov: So autosomal dominant hypocalcemia — that sounds complex.  What’s that all about, Francois?

Francois Nader: The name is complex, that’s why we call it ADH.  It’s easier on everyone.  So at 795 it’s a very — it’s an ultra, ultra-rare condition.  Some people call it [inaudible] now.  It’s really a few thousand patients worldwide, and it has to do with the dysfunction of the calcium-sensing receptors in the parathyroid glands and the receptor misreads the serum calcium level as being too high erroneously, and therefore the reaction of the body is to excrete calcium.  And these patients are quite unique because they have this, if you will, duality of being hypocalcemic whilst being hypercalciuric.  So there is an experiment excretion of calcium in the — in the kidney, which in turn leads to nephrocalcinosis and end-stage renal disease.  It’s a situation that affects kids and adults, and unfortunately there is no treatment because the logical treatment would be to try to increase the serum calcium, and actually by doing that, through calcium or other means, worsens the conditions because now the body actually excretes even more calcium.

And 795 is a very elegant small molecule that has proven in pre-clinical studies to actually ‘fix’ the receptors and reduce the sensitivity of the receptor, and this is something that we are in the process of proving in humans.  So this is the first human study with 795, and we are looking at a couple of primary and — not primary, but a couple of end points.  One is whether or not 795 increases the level of PTH, whether it normalises the serum calcium and whether it normalises the urine calcium.  So these are the three parameters, and it’s a proof-of-concept Phase 2.  As I said earlier, we expect to have top line results towards the end of the first quarter or early second quarter.  Very difficult to predict from here where will we go or where Shire will go, because it will very much depend on the results of this first study.

Jeff Poulton: So I think that, just on the lines that, you know, in addition to the two products, you know this is an interesting pipeline for us.  As you can imagine, the main value of the deal from our perspective was driven by Gattex and Natpara.  Natpara, again here — you know, also with Natpara, we of course cannot guarantee that this will lead to an approval on PDUFA day, but we are optimistic that these are great products that will be added to our portfolio eventually.

Flemming Ornskov: So with that, did we answer your questions Mark?

Mark Clark: Well it’s just the question from Francois on what NPS has previously stated as peak sales, just so that I can put this into context.

Flemming Ornskov: You saw that I was a little bit of a police person, so I blocked that very kindly because — is that okay?

Mark Clark: Fair enough.  Right.

Flemming Ornskov: It just shows what a nice person I am, doesn’t it?

Mark Clark: Thank you.

Operator: The next question comes from the line of Ken Cacciatore at Cowen.  Please go ahead, your line is now open.

Ken Cacciatore: Good afternoon guys, thank you.  I just wanted to ask — I understand you were saying that you’ve looked at the regulatory correspondence.  I just wanted to see if I could ask a specific question, is: are you all looking at a label correspondence back and forth between the two — between the FDA and NPSP?  And then also, maybe you can help us in terms of — I know you don’t want to talk too specifically about the potential of Natpara, but maybe help us out in segment of the hyperparathyroid patients that are in immediate for this drug where orals are inadequate.

And then also, it’s our understanding that there was some discussion with the FDA at the outcome meeting about a twice-daily dose.  Can you just talk about whether — how that’s going to be handled as part of this correspondence?  Is it post-market approvals, and do you see an opportunity and actually eventually studying it in twice-a-day and maybe that would help change the market opportunity?  Thank you.

Flemming Ornskov: So Ken thanks very much for — for your question.  Again, here, you know, it’s not — hopefully not an image of a managerial style, but I think I’m going to shut down a little bit some of the discussion here.  So, I think Ken you understand, you know, this is intense discussions with the FDA, and I think, you know, to make too many comments about ongoing dialogue with the FDA at this stage is — is really complex.  I think it would not be a big surprise if there would be some commitments after a potential approval.  Again, we cannot guarantee approval, and naturally, you know, some of this has also been discussed previously.  So we do expect, if it gets approved, that there could be some additional post-approval commitment.

I don’t know if you want to say a word or two about that without going into details about the regulatory situation, so to speak, Francois?

Francois Nader: No, I will not add much, but simply by saying that we have communicated earlier that we will have REMS.  We very possibly will have a post-marketing commitment and we are in [inaudible] negotiation, and that’s about the extent that I could go related to our interactions with the agency.

Flemming Ornskov: I think also, you know, like our clinical team — and Phil can comment on that — we of course looked at the data and the data package and feel that’s a very strong package and — I don’t know, do you want to comment on that Phil in any way?

Phil Vickers: No, I think you and Francois have covered it — covered it, and covered it really very well.  But all of the things that were touched on by Francois in terms of considering, for example, potential post-marketing commitments if we get approval, we’re fully aware of, and think that should that occur, our experience in dealing with such — such post-marketing commitments would position us well for those that you may anticipate for this type of product.

Flemming Ornskov: And the other thing, can I ask Roger — is you and your team ready to also take on this challenge?  I mean GI, or internal medicine unit, or — how do you feel about that, and can we — can we also bring that to market?

Roger Garceau: Yeah absolutely.  I think we’re — we’re very excited about — about the opportunity, I think, you know, NPS have done a fantastic job preparing for the launch, and we’re very excited to bring our expertise in — in commercialising and patient support to bear to help accelerate and to support that further.

Flemming Ornskov: Okay.  Ken, I know it did not totally give you what you want, but is that enough for now, or?

Ken Cacciatore: Yeah, that is sufficient — no, thank you guys and congratulations.

Flemming Ornskov: Okay, thanks for calling in.

Operator: Our next question comes from the line of Jason Gerberry at Leerink Partners.  Please go ahead.

Jason Gerberry: Hey, good afternoon, thanks for taking the questions.  First, Flemming, can you just talk about, once you’ve closed the NPS deal, Shire’s general appetite for further substantial M&A and areas of priority?  If you can just sort of elaborate there.  Secondly, just on Natpara, how critical is it ultimately to your internal assumptions to get the chronic treatment label?  And then third, just on the breakup fee, is this the standard 3% breakup fee on the deal?  I wonder if you can comment there.  Thanks.

Flemming Ornskov: So, I think on the breakup fee and on the various conditions that we have in a deal and also of our appetite — of course we would like to consume this one for further deals, but I think Mark Enyedy, who heads corporate development and whose team did a phenomenal job I think on this deal — Mark, do you want to comment on that or?

Mark Enyedy: So we have standard deal protection in our agreement with NPS, and it’s been nice to work with them on pulling together this — this transaction.  We will be filing the tender offer documents in due course here, and can share the details of the agreement at that time.

Flemming Ornskov: And the 3% break fee, that’s just customary?  Or how do you arrive at that?

Mark Enyedy: Yeah, it has to do with a superior offer and a change of recommendation by the NPS Board, and again, the terms will be disclosed in the tender offer document.

Flemming Ornskov: And then I heard a question, Jason, about Natpara and the product profile; again, we’re in the discussions — of course we are not, NPS is with the FDA.  But Roger, I would imagine that you feel confident that with an adequate label, once you take over from NPS you and the NPS team will do a great job.

Roger Garceau: Yeah, I absolutely feel confident about that, Flemming.  I think that a big question was around the chronicity of the disease, and this is — this is something that patients will — will live with to — chronically.  And so we — we anticipate that — or we are hopeful that the product will be able to meet those needs for those patients, and we look forward to bringing that to them.

Flemming Ornskov: Francois, any comments you want to add to that or on Natpara?

Francois Nader: No, I think we’re good, and as Roger said, this is a chronic condition and — as you might have heard it, because it was public discussion during the AdCom — the notion of chronic treatment was brought up as being the right thing to do for the patients.

Flemming Nader: Okay Jason, did we satisfy all your needs in this regard?

Jason Gerberry: Yeah, and the other one was on the M&A front.  Just kind of curious; you know, the Board has historically been a little bit conservative about taking on leverage ratios in line with your peers.  Just kind of curious, once this deal closes out, how investors should be thinking about Shire’s appetite for further substantial M&A?

Flemming Ornskov: Yeah, I noted that Mark didn’t answer it either, but he is probably fatigued after this deal here, so the last thing he needs is more work, I’m sure.  No, I think, you know, we really are focussed on this particular deal.  This is a great strategic fit.  I think we can help even more patients around the globe to get access to these great medicines, if Natpara of course also is approved.  So [inaudible] I think we have been very public about the fact that we are wanting to be a leading biotech with a significant focus on rare diseases and supplement in the areas where we have significant specialty expertise.  So in order to be a leading biotech with a significant emphasis on rare diseases, I am sure there are other opportunities that will come our way and we want to supplement our portfolio in rare diseases and in some other areas.  But today we are focussed on bringing this particular deal, and we hope in the first quarter we can bring that over and I think — I don’t want to demotivate my fantastic corporate development team.  I think the last they want to hear right now is that there may be more work coming, so let’s focus on that another day.

Jason Gerberry: Great, thank you.

Operator: And the next question comes from James Gordon at JP Morgan.  Please go ahead with your question, your line is now open.

James Gordon: Hello, thanks for taking my questions.  Just a few final questions; one was on the synergies, so you said 25% to 35% of opex in 2017 and there could start to be some savings in 2016.  Could they be quite material savings in 2016, or is there going to be almost nothing over the whole year and really, it’s 2017 when we start to see things coming through?  One financial question which was — I saw the comment about the ROIT[?] exceeding your WAC — what do you consider your WAC to be and when would you expect to exceed your WAC?

And then, I understand you don’t want to say too much more about the timing of further deals, but just in terms of what you are looking for in further deals, this deal provides accretion further out but not much — a slight dilution near-term. Is it likely that the next deal would be more focussed on the nearer-term, or that you are much more focussed on the long-term and it would be more of a pipeline deal for the next one?

Flemming Ornskov: Alright James, thanks a lot.  So on deals, you know, like, we — size and — and specifics is really not something that we spend a lot of time discussing.  Of course, we have certain restrictions.  I think if we look at this specific deal we are talking about right now — so rare disease focus, patient centricity, growth addition, some accretion, adds to the profile, is aligned with the strategy — we like those kind of deals, and it’s an area that we understand or feel that we quickly can get to understand.  So we’ll be looking for further opportunities there.   Whether they are small or large, accretive or non-accretive immediately, I don’t want to comment on that.

The other two hard parts of your question about WAC and synergies, I with pleasure pass them on to Jeff.

Jeff Poulton: Alright, thank you.  First on the synergies, I think the synergies in 2016 are going to be fairly modest.  I don’t think I want to say a whole lot more than that, but you’re correct: 2017 and onward, we’re comfortable with the range that we provided in the press release.  In terms of WAC, you know, again this is something that I’m probably not going to get overly specific.  This is something that can move around a bit, depending on the capital structure of the company, as that changes.  But I, you know, am comfortable saying high single-digits right now is how we typically think about it.

James Gordon: Thank you, and it’s an —

Flemming Ornskov: Is that good enough James?

James Gordon: Yes, that’s very helpful on the WAC.  And in terms of when you expect to exceed the WAC?

Jeff Poulton: Yeah, we’re not going to provide that level of detail.  We’re just not comfortable at this point providing a long range forecast, so you’re going to have to be patient on that one.

James Gordon: Thank you.

Flemming Ornskov: So I think we’re also coming to — we’re all talking from San Francisco and everybody has all kinds of other engagement and meetings and hosting roundtables, so maybe we’re coming down to the last or the last few questions.  Would that be okay?  So moderator, maybe we take one more?

Operator: Of course.  The next question comes from the line of Keyur Parekh at Goldman Sachs.  Please go ahead, your line is now open.

Keyur Parekh: Good afternoon, good morning Flemming, and congratulations on the deal.  A couple if I may, please.  First, you very kindly provided some details around kind of the cost side of the equation certainly as you expect that, but we’d just love to hear some context around how comfortable you feel about 2017 consensus expectations for Natpara and Gattex as they exist today, especially now that Shire — in Shire’s hands.

And secondly, Francois, if you could just give us a sense of kind of the [inaudible], the process here versus the competitive process for the other people involved.  What made you choose on Shire as the right future owners for this asset?  Thank you.

Flemming Ornskov: Yeah, so thanks very much Keyur.  So I think in terms of the — of course, there are numbers out there, consensus numbers for Natpara and Gattex.  I think that, on Natpara, remember they are in the final stages of label, so we have to see what the label looks like and how that all works out.  And of course, when you transition, hopefully if the deal closes from one company to another, you know, there’s some — we need to get basically into the details about that.  I think the company, Francois and his team has done a really good job with Gattex, and we are very happy to pick up the baton and to add maybe more of our infrastructure.  But I think, give us — let the deal close and then we’ll take a serious look at the forecast.  We have certainly done forecasting when we did the deal, but I think refinement of all that will happen.  Francois, were we the only suitors in town?

Francois Nader: I will not answer that question, Flemming!  All I can say is the Board has really conducted the process and we unanimously determined at the end of this process that the value that Shire has offered us maximised the value to the shareholder and is in their best interest.  Now, as you all know, we will detail the process — and you will have an answer to your question, Flemming — when we’ll do our upcoming SEC filing.

Flemming Ornskov: Okay, so with that I think we have come to an end.  Thank you so much for calling in.  I know this was on incredibly short notice. I am sure many of you had other great Sunday activities yourself, with your significant others; also, apologies to families and significant others for dragging you to this conference on a Sunday.  I think this is a significant milestone for both of our companies, NPS Pharma and for Shire today.  We made our largest proposed acquisition, $5.2 billion.  I think it’s in great interest of both shareholders and, most importantly, it’s in the interest of the patients that we serve and want to serve.  And I want to thank both teams — both the NPS Pharma team and my own team.  I think they have worked extremely well together and worked really hard, also over the holidays, and I hope that we can continue their great track record and we’ll also want to continue ours of delivering significant value to our — all our stakeholders, including our investors.

So with that, thank you very much.  A big day for Shire, a big day for NPS Pharma, but probably also — and I think most importantly — a big day for our patients.  Thanks a lot.

Operator: Ladies and gentlemen, this concludes today’s webcast.  Thank you all for attending.  You may now disconnect your lines.

IMPORTANT INFORMATION FOR INVESTORS AND STOCKHOLDERS

The tender offer for the outstanding common stock of NPS Pharmaceuticals, Inc. (the “Company”) has not yet commenced. This communication does not constitute an offer to buy or a solicitation of an offer to sell any securities. On the commencement date of the tender offer, a tender offer statement on Schedule TO, including an offer to purchase, a letter of transmittal and related documents, will be filed with the Securities and Exchange Commission (the “SEC”) by a subsidiary of Shire plc, and a Solicitation/Recommendation Statement on Schedule 14D-9 will be filed with the SEC by NPS Pharmaceuticals. The tender offer will only be made pursuant to the offer to purchase, the letter of transmittal and related documents filed as a part of the Schedule TO. INVESTORS AND STOCKHOLDERS OF NPS PHARMACEUTICALS ARE URGED TO READ BOTH THE TENDER OFFER STATEMENT AND THE SOLICITATION/RECOMMENDATION STATEMENT REGARDING THE TENDER OFFER, AND ANY AMENDMENTS OR SUPPLEMENTS THERETO, AND OTHER DOCUMENTS FILED WITH THE SEC WHEN THEY BECOME AVAILABLE BECAUSE THEY WILL CONTAIN IMPORTANT INFORMATION. These materials will be sent free of charge to NPS Pharmaceuticals stockholders when available, and may also be obtained by contacting NPS Pharmaceuticals’ Investor Relations Department at NPS Pharmaceuticals, 550 Hills Drive #310, Bedminster Township, NJ 07921, telephone number (908) 450-5300 or from NPS Pharmaceuticals’ website, www.npsp.com. In addition, all of these materials (and all other tender offer documents filed with the SEC) will be available at no charge from the SEC through its website at www.sec.gov.

CAUTIONARY NOTE REGARDING FORWARD-LOOKING STATEMENTS

This communication contains forward-looking statements. These forward-looking statements include, without limitation, statements with respect to the tender offer and related transactions, including the benefits expected from the acquisition and the expected timing of the completion of the transaction. In many cases, you can identify forward-looking statements by terminology such as “may,” “will,” “should,” “plan,” “expect,” “anticipate,” “estimate,” “predict,” “intend,” “potential” or “continue” or the negative of these terms or other words of similar import, although some forward-looking statements are expressed differently. These statements reflect our current views concerning future events and are based on a number of assumptions that could ultimately prove inaccurate. Important factors that could cause actual results to differ materially from those in the forward-looking statements include: the timing of the filings and approvals relating to the transaction and the expected timing of the completion of the transaction; uncertainties as to the percentage of the Company’s stockholders tendering their shares of Company common stock in the tender offer; the possibility that competing offers will be made; the possibility that various closing conditions for the transaction may not be satisfied or waived, including that a governmental entity may prohibit, delay or refuse to grant approval for the consummation of the transaction that may result in a termination of the merger agreement; the effects of disruption caused by the transaction making it more difficult to maintain relationships with employees, collaborators, vendors and other business partners; the risk that stockholder litigation in connection with the transaction may result in significant costs of defense, indemnification and liability; and other risks and uncertainties discussed in the Company’s filings with the SEC, including the “Risk Factors” sections of the Company’s most recent annual report on Form 10-K and subsequent quarterly reports on Form 10-Q, as well as the tender offer documents to be filed by a subsidiary of Shire, and the Solicitation/Recommendation Statement to be filed by the Company. These risks and uncertainties and other factors, individually or in the aggregate, could cause actual results and events to differ materially from those referred to in the forward-looking statements. The Company does not undertake any obligation to update any forward-looking statements as a result of new information, future developments or otherwise, except as expressly required by applicable law or the rules and regulations of the SEC.